Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Datalink Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

237934104

(CUSIP Number)

January 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 237934104

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lodi Vercelli ###-##-####

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Illinois USA

Number of Shares Beneficially Owned by Each Reporting Person	5	Sole Voting Power 695,229

	6	Shared Voting Power 0

	7	Sole Dispositive Power 695,229

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 695,229

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.4%

12	Type of Reporting Person (See Instructions) IN

Item 1 (a)	Name of Issuer: Datalink Corporation
Item 1 (b)	Address of Issuer’s Principal Executive Offices: 8170 Upland Circle, Chanhassen, MN 55317

Item 2 (a)	Name of Person Filing: Lodi Vercelli
Item 2 (b)	Address of Principal Business Office or, if none, Residence: 945 John Street, Wilmington, IL 60481
Item 2 (c)	Citizenship: Illinois, USA
Item 2 (d)	Title of Class of Securities: Common Stock
Item 2 (e)	CUSIP Number: 237934104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act,
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act,
(e)	☐	An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E),
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	A parent holding Company, or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,
(j)	☐	Group, in accordance with Rule 13d-1(b)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issued identified in Item 1.
(a) Amount beneficially owned: 695,229
(b) Percent of class: 5.4%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 695,229
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition of: 695,229
(iv) Shared power to dispose or to direct the disposition of: 0
Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such persons should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act if 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fun is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed its schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13(d)-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  (See Item 5.)

Item 10.	Certification.

By signing below, I certify, that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 4, 2009

By:	/s/ Lodi Vercelli
Lodi Vercelli, Individual Stockholder